UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ITC Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

465685 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465685 10 5

1.	Names of Reporting Persons. International Transmission Holdings Limited Partnership I.R.S. Identification Nos. of above persons (entities only) 20-0151114

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,390,054

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,390,054

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,390,054

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.9%**

12.	Type of Reporting Person (See Instructions) PN

**             The calculation of the foregoing percentage is based on 42,297,492 shares of Common Stock outstanding as of October 27, 2006, as reported in the Quarterly Report on Form 10-Q/A of ITC Holdings Corp. filed on February 1, 2007.

CUSIP No. 465685 10 5

1.	Names of Reporting Persons. Ironhill Transmission, LLC I.R.S. Identification Nos. of above persons (entities only) 20-0152053

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,390,054*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,390,054*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,390,054*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.9%**

12.	Type of Reporting Person (See Instructions) OO

*                    International Transmission Holdings Limited Partnership owns 11,390,054 shares of Common Stock.  As the General Partner of International Transmission Holdings Limited Partnership, Ironhill Transmission, LLC may be deemed to be the beneficial owner of those shares of Common Stock.

**             The calculation of the foregoing percentage is based on 42,297,492 shares of Common Stock outstanding as of October 27, 2006, as reported in the Quarterly Report on Form 10-Q/A of ITC Holdings Corp. filed on February 1, 2007.

CUSIP No. 465685 10 5

1.	Names of Reporting Persons. Lewis M. Eisenberg I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,392,505*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,392,505*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,392,505*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.9%**

12.	Type of Reporting Person (See Instructions) IN

*                    International Transmission Holdings Limited Partnership owns 11,390,054 shares of Common Stock.  As the Sole Member of Ironhill Transmission, LLC, the General Partner of International Transmission Holdings Limited Partnership, Lewis M. Eisenberg may be deemed to be the beneficial owner of those shares of Common Stock.  Lewis M. Eisenberg directly owns 2,451 shares of Common Stock.

**             The calculation of the foregoing percentage is based on 42,297,492 shares of Common Stock outstanding as of October 27, 2006, as reported in the Quarterly Report on Form 10-Q/A of ITC Holdings Corp. filed on February 1, 2007.

This Amendment No. 1 supplements and amends Items 4 and 5 of the statements on Schedule 13G (the “Schedule 13G”) relating to the common stock, without par value (the “Common Stock”), of ITC Holdings Corp., a Michigan corporation (“ITC Holdings”), filed on February 14, 2006 by each of International Transmission Holdings Limited Partnership (“ITHLP”), Ironhill Transmission, LLC (“Ironhill”) and Lewis M. Eisenberg (“Eisenberg”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13G.

Item 4.	Ownership
Item 4 of the Schedule 13G is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of the cover pages of Amendment No. 1 to this Schedule 13G.
	(b)	Percent of class: See Item 11 of the cover pages of Amendment No. 1 to this Schedule 13G.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of the cover pages of Amendment No. 1 to this Schedule 13G.
		(ii)	Shared power to vote or to direct the vote See Item 6 of the cover pages of Amendment No. 1 to this Schedule 13G.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the cover pages of Amendment No. 1 to this Schedule 13G.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the cover pages of Amendment No. 1 to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class
Item 5 of the Schedule 13G is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

On February 6, 2007, ITHLP distributed an aggregate of 2,125,520 shares of Common Stock to its partners (the “Distribution”), including 9,573 shares of Common Stock to its general partner, Ironhill.  On February 12, 2007, pursuant to the Underwriting Agreement dated February 6, 2007 among ITC Holdings, ITHLP and Credit Suisse Securities (USA) LLC (the “Underwriter”), ITHLP sold 6,826,287 shares of Common Stock to the Underwriter in a registered public secondary offering (the “Public Offering”) pursuant to ITC Holdings’ registration statement on Form S-3 filed with the Securities and Exchange Commission on January 17, 2007 (File No. 333-140026).  On February 12, 2007, pursuant to the Purchase and Sale Agreement dated February 6, 2007 among ITHLP and Ecofin Water & Power Opportunities Plc., Ecofin Global Utilities Master Fund Limited and Ecofin Special Situations Utilities Master Fund Limited (collectively, the “Ecofin Funds”), acting through their manager, Ecofin Limited, ITHLP sold an aggregate of 1,323,247 shares of Common Stock to the Ecofin Funds (the “Ecofin Sale”).  As a result of the Distribution, the Public Offering and the Ecofin Sale, each of ITHLP, Ironhill and Eisenberg ceased to be the beneficial owner of more than 5% of the Common Stock on February 12, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL TRANSMISSION HOLDINGS
LIMITED PARTNERSHIP

By:	Ironhill Transmission, LLC, its General Partner

By:	/s/ Lewis M. Eisenberg
Name: Lewis M. Eisenberg
Title: Manager

IRONHILL TRANSMISSION, LLC

By:	/s/ Lewis M. Eisenberg
Name: Lewis M. Eisenberg
Title: Manager

By:	/s/ Lewis M. Eisenberg
Name: Lewis M. Eisenberg

Date:  February 13, 2007